FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of August 14, 2003

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

SIGNET GROUP plc

2) Name of shareholder having a major interest

AMVESCAP PLC and INVESCO Perpetual High Income Fund

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON BENEFICIAL INTEREST. PLEASE SEE LETTER BELOW FROM AMVESCAP PLC

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE BELOW.

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

SEE BELOW

8) Percentage of issued class

0.84%

9) Class of security

0.5p ORDINARY SHARES

10) Date of transaction

SEE BELOW

11) Date company informed

13 August 2003

12) Total holding following this notification

SEE BELOW

13) Total percentage holding of issued class following this notification

SEE BELOW

14) Any additional information

-

15) Name of contact and telephone number for queries

ANNE KEATES

0870 909 0301

16) Name and signature of authorised company official responsible for making this notification

Date of notification ..14 August 2003.....

LETTER FROM AMVESCAP PLC

13 August 2003

SECTION 198 COMPANIES ACT 1985 ("THE ACT")

We write to give you notice that, following the sale of 14,500,000 shares on 12 August 2003, AMVESCAP PLC (AMVESCAP) and subsidiary companies on behalf of discretionary clients no longer have a notifiable interest in the Ordinary 0.5p Shares of your Company.

We would further advise that INVESCO Perpetual High Income Fund no longer has a notifiable holding.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                   SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                            Title: Group Finance Director

Date:    August 14, 2003